UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Datakey, Inc.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

237909 10 6

(CUSIP Number)

Anthony A. Caputo
Chairman and Chief Executive Officer
SafeNet, Inc.
4690 Millennium Drive
Belcamp, Maryland 21017
(443) 327-1200

Copies to:

Elizabeth R. Hughes
Venable LLP
Suite 1800
2 Hopkins Plaza
Baltimore, Maryland 21201
(410) 244-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7237909 10 6	Page 3

1.	NAMES OF REPORTING PERSONS I.R.S. Identification No. of above persons (entities only)
SafeNet, Inc. I.R.S. Identification No. 52-1287752

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7.	SOLE VOTING POWER: Not applicable
SHARES
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER:
EACH
REPORTING		9,073,596 (1)
PERSON WITH
	9.	SOLE DISPOSITIVE POWER: Not applicable

	10.	SHARED DISPOSITIVE POWER: 9,073,596 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,073,596 shares of common stock (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.4% (2)

14.	TYPE OF REPORTING PERSON: CO

CUSIP No. 7237909 10 6	Page 4

1.	NAMES OF REPORTING PERSONS I.R.S. Identification No. of above persons (entities only)
Snowflake Acquisition Corp. I.R.S. Identification No.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO,

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Minnesota

NUMBER OF	7.	SOLE VOTING POWER: Not applicable
SHARES
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER:
EACH
REPORTING		9,073,596 (1)
PERSON WITH
	9.	SOLE DISPOSITIVE POWER: Not applicable

	10.	SHARED DISPOSITIVE POWER: 9,073,596 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,073,596 shares of common stock (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.4% (2)

14.	TYPE OF REPORTING PERSON: CO

CUSIP No. 7237909 10 6	Page 5

(1)	The calculation of the foregoing percentage is based on the number of shares of Datakey, Inc. common stock outstanding as of September 9, 2004 as set forth in the Merger Agreement and assumes the conversion of 150,000 shares of Convertible Preferred Stock for 273,723 shares of common stock (as if the same had occurred on the date hereof).

Item 1. Security and Issuer.

This statement (this “Statement”) constitutes Amendment No. 1 to the Statement on Schedule 13D (the “Original Statement”), filed by SafeNet, Inc., a Delaware corporation (“SafeNet”), for and on behalf of itself and Snowflake Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of SafeNet (“Merger Sub”) on September 20, 2004 and relates to the common stock, par value $0.05 per share (“Common Stock”), of Datakey, Inc., a Minnesota corporation (“Datakey” or the “Issuer”). The principal executive offices of the Issuer are located at 407 West Travelers Trail, Burnsville, Minnesota, 55337. Any capitalized term used in this Statement without definition has the meaning attributed to such term in the Original Statement.

Item 2. Identity and Background.

No changes from the Original Statement.

Item 3. Source and Amount of Funds or Other Consideration.

No changes from the Original Statement.

Item 4. Purpose of Transaction.

Subsections (a)-(b) of Item 4 are hereby amended and supplemented by adding the following immediately after the final paragraph thereof:

The Offer was commenced on September 21, 2004 with an originally scheduled expiration time of 12:00 midnight, New York city time, on October 19, 2004. SafeNet extended the Offer until 8:00 p.m., New York city time, on October 26, 2004. Pursuant to the Offer, 8,799,873 shares of Common Stock, representing approximately 75% of the Common Stock outstanding, and 150,000 shares of Convertible Preferred Stock, representing all of the Convertible Preferred Stock outstanding, were validly tendered in the Offer. Merger Sub accepted for payment all such tendered shares on October 20, 2004 and October 26, 2004, respectively.

Subsection (d) of Item 4 is hereby amended and supplemented by adding the following immediately after the first paragraph thereof:

On October 20, 2004, pursuant to the Merger Agreement, at the request of SafeNet, Timothy L. Russell and Thomas R. King resigned as directors of Datakey, the board of directors of Datakey increased the size of the board by one director, and the board of directors appointed Anthony A. Caputo, Carole D. Argo and Ken Mueller to serve as directors of Datakey.

CUSIP No. 7237909 10 6	Page 6

References to, and descriptions of, the Offer, the Merger and the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement, which is filed as an exhibit to the Original Statement and incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

Subsections (a)-(b) of Item 5 are hereby amended and supplemented by adding the following immediately after the final paragraph thereof:

SafeNet has been informed by Datakey that as of October 26, 2004, 11,767,254 shares of Common Stock were outstanding. As of the date hereof, SafeNet beneficially owns 9,073,596 shares of Common Stock (including 273,723 shares of Common Stock issuable upon conversion of the 150,000 shares of Convertible Preferred Stock beneficially owned by SafeNet), or approximately 75.4% of the outstanding Common Stock. SafeNet is deemed to be the beneficial owner of such shares as a result of Merger Sub’s ownership of such shares and has shared voting and dispositive power with respect to such shares with Merger Sub. As of the date hereof, Merger Sub owns 9,073,596 shares of Common Stock (including 273,723 shares of Common Stock issuable upon conversion of the 150,000 shares of Convertible Preferred Stock owned by Merger Sub), or approximately 75.4% of the outstanding Common Stock, and has shared voting and dispositive power with respect to such shares with SafeNet.

Subsection (c) of Item 5 is hereby amended and supplemented as follows:

(c)	Except as set forth in the Original Statement and this Statement, no transactions in the Shares were effected by Merger Sub, SafeNet or, to their knowledge, any person listed in Schedule A to the Original Statement, during the 60 days prior to the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following immediately after the final paragraph thereof:

     On October 25, 2004, SafeNet and Datakey entered into an amendment to the Loan Agreement, pursuant to which SafeNet agreed to loan $350,000 to Datakey for general corporate purposes. In connection with the loan, Datakey issued a promissory note to SafeNet bearing interest at a rate of 10% per annum (the “Additional Note”). The entire outstanding principal balance of the Additional Note and all accrued and unpaid interest thereon is due and payable on September 9, 2005. The Additional Note cannot be prepaid prior to December 31, 2004 and Datakey’s obligations under the Additional Note are secured by all of the assets of Datakey pursuant to the Security Agreement and the IP Security Agreement. References to, and descriptions of, the Loan Agreement, the Security Agreement and the IP Security Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Loan Agreement, the Security Agreement and the IP Security Agreement, respectively, each of which was filed as an

CUSIP No. 7237909 10 6	Page 7

exhibit to the Original Statement and incorporated by reference in this Item 6. References to, and descriptions of, the Additional Note as set forth in this Item 6 are qualified in their entirety by reference to the Additional Note, which is filed as an exhibit to this Statement and incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.    Form of Secured Promissory Note of Datakey, Inc., dated as of October 25, 2004.

CUSIP No. 7237909 10 6	Page 8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2004	SAFENET, INC.

/s/ Anthony A. Caputo

Anthony A. Caputo
Chief Executive Officer

Dated: October 28, 2004	SNOWFLAKE ACQUISITION CORP.

/s/ Anthony A. Caputo

Anthony A. Caputo
Chief Executive Officer